Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on April 28, 2015.

Unless the context requires otherwise, references in this report to “XTL,” the “Company,” “we,” “us” and “our” refer to XTL Biopharmaceuticals Ltd, an Israeli company and our consolidated subsidiaries.

We have prepared our consolidated financial statements in United States dollars and in accordance with International Financial Reporting Standards, (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All references herein to “dollars” or “$” are to US dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels. Certain amounts presented herein may not sum due to rounding.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of any preclinical studies, clinical trials and other product candidate development efforts;

•	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization and market acceptance of our product candidates;

•	our ability to establish and maintain corporate collaborations;

•	the implementation of our business model and strategic plans for our business and product candidates;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	competitive companies, technologies and our industry; and

•	statements as to the impact of the political and security situation in Israel on our business.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of the 6-K to which this discussion is attached and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of unmet medical needs. Our current drug development program is focused on the treatment of systemic lupus erythematosus.

We were established as a corporation under the laws of Israel in 1993, and commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Since commencing operations, our activities have been primarily devoted to developing our technologies and drug candidates, acquiring pre-clinical and clinical-stage compounds, raising capital, purchasing assets for our facilities, and recruiting personnel. We have had no drug product sales to date. Our major sources of working capital have been proceeds from various private and public offerings of our securities and option and warrant exercises.

We have incurred negative cash flow from operations each year since our inception and we anticipate incurring negative cash flows from operating activities for the foreseeable future. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials, and potential in-licensing and acquisition opportunities.

Our research and development expenses in the six months ended June 2015 and 2014 primarily consisted of expenses related to the hCDR1 and rHuEPO development plan. As part of the preparations for future clinical trials of hCDR1, during the six months ended June 2015 and 2014 we engaged regulatory and clinical consultants and commenced work on Chemistry, Manufacturing and Control (“CMC”) including production and testing of the drug substance. Costs related to rHuEPO, during the six months ended June 2015 and 2014 consisted primarily of fees for regulatory and other consultants.

Our general and administrative expenses in the six months ended June 2015 and 2014 consist primarily of salaries, consultant fees, and related expenses for executive, finance and other administrative personnel, professional fees, director fees and other corporate expenses, including investor relations, business development costs and facilities related expenses. We expense our general and administrative expenses as incurred.

Our results of operations in the six months ended June 30, 2015 include non-cash compensation expense as a result of the grants of XTL stock options. Compensation expense for awards of options granted to employees and directors represents the fair value of the award (measured using the Black-Scholes valuation model) recorded over the respective vesting periods of the individual stock options (see details below.)

For awards of options and warrants to consultants and other third-parties, according to IFRS 2, the treatment of such options and warrants is the same as employee options compensation expense (see note 20 to the consolidated financial statements for the year ended December 31, 2014). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to the IFRS 2, in non-performance-based options, the Company recognizes options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. The Company treats each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

Our planned clinical trials will be lengthy and expensive. Even if these trials show that our drug candidates are effective in treating certain indications, there is no guarantee that we will be able to record commercial sales of any of our product candidates in the near future or generate licensing revenues from upfront payments associated with out-licensing transactions. In addition, we expect losses in our drug development activity to continue as we continue to fund development of our drug candidates. As we continue our development efforts, we may enter into additional third-party collaborative agreements and may incur additional expenses, such as licensing fees and milestone payments. As a result, our periodical results may fluctuate and a period-by-period comparison of our operating results may not be a meaningful indication of our future performance.

Results of Operations for the three months ended June 30, 2015 compared to the three months to June 30, 2014

Revenues

We did not record any revenues during each of the three-month periods ended June 30, 2015 and 2014.

Research and development expenses

Research and development expenses for the three months ended June 30, 2015 were $69,000 compared to $34,000 in the same period in 2014. The increase in expenses in 2015 compared to 2014 for this period is mainly due to our focus on preparing these assets for their upcoming clinical trials including the completion of production of the drug substance for hCDR1.

General and administrative expenses

General and administrative expenses for the three months ended June 30, 2015 were $0.4 million in line with general and administrative expenses for the same period in 2014.

Financial income, net

Financial income, net for the three months ended June 30, 2015 was $54,000 compared to $20,000 in the three months ended June 30, 2014. The increase in financial income, net was mainly due to changes in fair value of marketable securities held in InterCure, a former subsidiary.

Loss from continuing operations

Loss from continuing operations for the three months ended June 30, 2015 was $0.4 million compared to $0.4 million in the same period last year.

Total loss

Total loss for the three months ended June 30, 2015 was $0.4 million compared to $0.7 million in the same period last year. The decrease in loss was due to losses in 2014 from discontinued operations related to InterCure, a former subsidiary.

Results of Operations for the six months ended June 30, 2015 compared to the six months to June 30, 2014

Revenues

We did not record any revenues during each of the six-month periods ended June 30, 2015 and 2014.

Research and development expenses

Research and development expenses for the six months ended June 30, 2015 were $111,000 compared to $81,000 for the same period in 2014. The increase in expenses in 2015 compared to 2014 for this period is mainly due to our focus on preparing these assets for their upcoming clinical trials including the completion of production of the drug substance for hCDR1.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2015 were $0.7 million compared with $0.9 million for the same period in 2014. The decrease in general and administrative expenses was due to lower salary and share-based compensation costs in the six months ended June 30, 2015.

Financial income, net

Financial expense, net for the six months ended June 30, 2015 was $186,000 compared to financial income, net of $17,000 for the six months ended June 30, 2014. The decrease in financial income, net was mainly due to changes in fair value of marketable securities held in InterCure, a former subsidiary.

Loss from continuing operations

Loss from continuing operations for the six months ended June 30, 2015 was $1.0 million, in line with loss from continuing operations for the same period last year.

Total loss

Total loss for the six months ended June 30, 2015 was $1.5 million in line with total loss in the same period last year. The loss from discontinued operations for the six months ended June 30, 2015 and 2014 relate to losses from our investment in InterCure, a former subsidiary.

Significant Accounting Policies

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2014.

In addition, when we cease to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate or financial asset.

The discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepare in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that have an effect on the application of our accounting policies and on the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates.

Liquidity and Capital Resources

We have financed our operations from inception primarily through various proceeds from various private and public offerings of our securities and option and warrant exercises. As of June 30, 2015, we had received net proceeds of approximately $80.2 million from various private placement transactions, including net proceeds of approximately $1.5 million from the Bio-Gal transaction in August 2010, net proceeds of approximately $45.7 million from our initial public offering in September 2000, net proceeds of approximately $15.4 million from the 2004 placing and open offer transaction, net proceeds of approximately $1.75 million from our public offering on TASE in March 2011, net proceeds of approximately $3.4 million from our registered direct offering on Nasdaq in April 2015, and proceeds of approximately $4.0 million from the exercise of options and warrants.

The discussion of our liquidity and capital resources below excludes any balances in InterCure, as it is considered a discontinued operation as of December 31, 2014.

As of June 30, 2015, we had approximately $4.8 million in cash and cash equivalents, an increase of approximately $ 2.7 million from December 31, 2014.

Net cash used in operating activities for the six months ended June 30, 2015 was $0.9 million, compared to net cash used in operating activities of $1.3 million for the six months ended June 30, 2014. The decrease in net cash used in operating activities mainly arises from non-cash adjustments related to the disposal of InterCure, a former subsidiary.

Net cash provided by investing activities for the six months ended June 30, 2015 was $0.01 million compared to net cash provided by investing activities of $0.8 million for the six months ended June 30, 2014. The decrease in net cash provided by investing activities is primarily due to proceeds from the sale of Proteologics and the release of short-term bank deposits in the first half of 2014.

Net cash provided by financing activities for the six months ended June 30, 2015 was $3.6 million compared to net cash provided by investing activities of $0.3 million for the six months ended June 30, 2014. The increase in net cash provided by investing activities is primarily due to our registered direct offering in April 2015 that resulted in approximately $3.4 million in net proceeds.

We have incurred continuing losses and depend on outside financing resources to continue our activities. Based on existing business plans, our management estimates that our outstanding cash and cash equivalent balances will allow us to finance our activities for an additional period of at least 12 months from the date of this report. However, the amount of cash which we will need in practice to finance our activities depends on numerous factors which include, but are not limited to, the timing, planning and execution of clinical trials of existing drugs and future projects which we might acquire or other business development activities such as acquiring new technologies and/or changes in circumstances which are liable to cause significant expenses to us in excess of management’s current and known expectations as of the date of these financial statements and which will require us to reallocate funds against plans, also due to circumstances beyond our control.

We expect to incur additional losses through the end of 2015 and beyond arising from research and development activities, testing additional technologies and operating activities, which will be reflected in negative cash flows from operating activities. In order to perform the clinical trials aimed at developing a product until obtaining its marketing approval, we may be required to raise additional funds in the future by issuing securities. Should we fail to raise additional capital in the future under standard terms, we will be required to minimize our activities or sell or grant a sublicense to third parties to use all or part of its technologies.

Research and Development, Patents and Licenses, Etc.

Research and development costs in 2014, 2013 and 2012 and for the six months ended June 30, 2015 substantially derived from costs related to the development of our clinical assets. As part of the preparations in 2014 and during the six months ended June 30, 2015, we engaged regulatory and clinical consultants and commenced work on CMC, including production and testing of the drug substance for hCDR1. As part of the preparations for rHuEPO, we engaged regulatory and other consultants and conducted a study which consists of collecting preliminary data on the existence of specific proteins in the blood of a group of multiple myeloma patients. The costs of such preparations comprise of, among other things, costs in connection with medical regulation, patent registration costs, medical consulting costs and payments to medical centers.

hCDR1 for the Treatment of SLE

We intend to initiate an advanced clinical trial, which will include the 0.5 mg (and a 0.25 mg) weekly dose. We estimate that the trial will take one year to enroll patients, another year to conduct treatment, and additional time to analyze the results for a total of approximately two and a half years.

rHuEPO for the Treatment of Multiple Myeloma

The preliminary plan received as part of the Bio-Gal transaction, included plans to perform a prospective, multi-center, open-label, Phase 2 study intended to assess safety of rHuEPO when given to patients with advanced multiple myeloma and demonstrate its effects on survival, biological markers related to the disease, immune improvements and quality of life.

While we have had preliminary discussions with the FDA, drug suppliers and third party vendors for the planned study, we have not determined the final size and scope of the study, and as a result, it is too early to estimate the clinical trial period and cost to complete the study.

The following table sets forth the research and development costs for the years 2014, 2013 and 2012 and for the six months ended June 31, 2015 including all costs related to the clinical-stage projects, our pre-clinical activities, and all other research and development. We in-licensed hCDR1 in January 2014 and started preparations for clinical development of this asset during 2014. We started preparations for rHuEPO clinical development in the last quarter of 2010 (after the completion of the Bio-Gal transaction on August 2010). We in-licensed SAM-101 in November 2011 and in June 2015 decided to discontinue further development in order to focus on the development of hCDR1 and rHuEPO.

	Research and Development Expenses in thousand $
	Six months ended June 30,	Year ended December 31,
	2015	2014	2013	2012

hCDR1	106	206	9	-
rHuEPO	5	37	57	92
SAM-101	-	25	16	-
Other	-	10
Total Research and Development	111	278	82	92

 While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each product candidate, as well as ongoing assessments of each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or projects in order to focus our resources on more promising product candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the clinical trials;

•	the duration of patient follow-up;

•	the development stage of the product candidate; and

•	the efficacy and safety profile of the product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical trials and preclinical product development and to the extent we in-license new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Trend Information.

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements.

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.